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EXHIBIT 18

                               HECHINGER COMPANY

                LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLE


February 22, 1995

Mr. W. Clark McClelland
Executive Vice President and
  Chief Financial Officer
Hechinger Company
Landover, Maryland

The Notes to the Consolidated Financial Statements of Hechinger Company incorporated by reference in its Form 10-K for the year ended January 28, 1995 describe a change in the method of calculating LIFO inventories by adopting consolidated cost-based inflation indices applied to inventories grouped into two pools on a consolidated basis. In prior years, the Company calculated its LIFO inventories using a combination of retail and cost-based indices applied to inventories grouped into six pools. You have advised us that you believe the change is to a preferable method because the new method provides for a better matching of costs and revenues, conforms the LIFO methods used to the method used for the majority of its inventories, provides for a LIFO adjustment more representative of the Company's actual inflation on its inventories, and reduces the likelihood of LIFO layer liquidations during periods of overall growth in inventories.

There are no authoritative criteria for determining a preferable method of calculating LIFO inventories based on the particular circumstances; however, we conclude that the change in the method of calculating LIFO inventories is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

Very truly yours,

ERNST & YOUNG LLP





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